GUARANTY BY JEFFREY E. EBERWEIN

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and to induce Premier Bank, a Minnesota corporation (herein, with its participants, successors and assigns, called "Lender"), to make loans or extend other accommodations to or for the account of Glenbrook Building Supply, Inc., a Delaware corporation, and EdgeBuilder, Inc., a Delaware corporation (herein collectively called "Borrower"), the undersigned, Jeffry E. Eberwein ("Guarantor") hereby absolutely and unconditionally guaranties to Lender the full and prompt payment when due (whether at maturity or earlier by reason of acceleration or otherwise) of all of the debts, liabilities and obligations of Borrower to Lender evidenced by or arising out of the following: (i) the Revolving Credit Promissory Note in the maximum principal amount of $3,000,000.00 executed by Borrower in favor of Lender on even date herewith ("Note"), (ii) any and all loan documents evidencing or securing the loan evidenced by the Note, and (iii) except as limited by Section 15 (iv) hereof, any extensions, modifications, amendments, renewals or replacements of the Note or such loan documents (hereinafter referred to as the "Indebtedness").

The Guarantor further acknowledges and agrees with Lender that:

1. Except as limited by Section 15 hereof, this is an absolute, unconditional and continuing guaranty of payment of the Indebtedness: no act or thing need occur to establish the liability of the Guarantor hereunder, and no act or thing, except full payment and discharge of all of the Indebtedness, will in any way exonerate the Guarantor or modify, reduce, limit or release the liability of the Guarantor hereunder. The Guarantor agrees and understands that this guaranty will continue in full force whether or not the balance of the Indebtedness is reduced to zero ($0.00).

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3. If the Guarantor dies, becomes incompetent, or becomes insolvent (however defined), then the Lender will have the right to declare immediately due and payable, and the Guarantor will forthwith pay to the Lender, the full amount of all Indebtedness, whether due and payable or unmatured. If the Guarantor voluntarily commences, or if there is commenced involuntarily against the Guarantor, a case under the United States Bankruptcy Code, the full amount of all Indebtedness, whether due and payable or unmatured, will become immediately due and payable without demand or notice thereof.

4. The liability of the Guarantor hereunder shall be limited to a principal amount of $3,000,000.00 plus accrued interest thereon (except as limited by Section 15 (iv) hereof), and all attorneys' fees, collection costs and enforcement expenses referable hereto (except as limited by Section 15 (iv) hereof). Any payment made by the Guarantor under this guaranty shall be effective to reduce or discharge Guarantor's liability hereunder only if accompanied by a written transaction document, received by the Lender, advising the Lender that such payment is made under this guaranty for such purpose. Except as provided in the preceding sentence, Lender may apply any and all amounts received (from any source) to the payment of the Indebtedness without reducing the Guarantor's liability under this guaranty.

5. The Guarantor will not exercise or enforce any right of contribution, reimbursement, recourse or subrogation available to the Guarantor against any person liable for payment of the Indebtedness, or as to any collateral therefor, unless and until all of the Indebtedness is fully paid and discharged, except that Guarantor may exercise rights of reimbursement or contribution against the Borrower or any other guarantors if the Lender is prevented from doing so by the terms of any debt subordination agreement or other document or instrument executed by Lender in connection with the Indebtedness.

6. Except as limited by Section 15 hereof, Guarantor shall pay or reimburse the Lender for all costs and expenses (including reasonable attorneys' fees and legal expenses) incurred by the Lender in connection with the protection, defense or enforcement of this guaranty.

7. Except as limited by Section 15 hereof, whether or not any existing relationship between the Guarantor and Borrower has been changed or ended, the Lender may, but shall not be obligated to, enter into transactions resulting in the creation or continuance of Indebtedness, without any consent or approval by the Guarantor and without any notice to the Guarantor.

8. The liability of the Guarantor will not be affected or impaired by any of the following acts or things (which the Lender is expressly authorized to do, omit or suffer from time to time, without notice to or approval by the Guarantor) except as limited by Section 15:

(i) any acceptance of collateral, guarantors, accommodation parties or sureties for the Indebtedness;

(ii) any extensions or renewals of the Indebtedness (whether or not for longer than the original term of the Indebtedness);

(iii) any modification of the interest rate(s) or other contractual terms applicable to the Indebtedness;

(iv) any waiver or indulgence granted to Borrower;

(v) any delay or lack of diligence by Lender in the enforcement of the Indebtedness;

(vi) any failure of Lender to institute proceedings, file a claim, give any required notices or otherwise protect the Indebtedness;

(vii) any full or partial release of, settlement with, or agreement not to sue, Borrower, any other guarantor, or any other person who is liable in a way for the repayment of the Indebtedness;

(viii) any discharge of any evidence of the Indebtedness or the acceptance of any instrument in renewal thereof or substitution therefor;

(ix) , any failure of Lender to obtain collateral (including rights of set-off) for the Indebtedness or to see to the proper creation and perfection thereof;

(x) any failure of Lender to establish protect, insure, or enforce its rights in any collateral granted to Lender in connection with the Indebtedness;

(xi) any modification, substitution, discharge, impairment, or loss of any collateral not due to an act or failure to Act of the Lender ;

(xii) any foreclosure or enforcement by Lender of its rights in any collateral;

(xiii) any transfer of the Indebtedness or any evidence thereof;

(xiv) any compromise or arrangement of the Indebtedness imposed upon the Lender pursuant to the Borrower's Certificates of Incorporation or any state law, even if Lender voluntarily approves the terms of such compromise or arrangement in writing at the time it becomes effective; or

(xv) any election by the Lender under section 1111(b)(2) of the United States Bankruptcy Code.

9. The Guarantor hereby waives any and all defenses, claims and discharges of Borrower, or any other obligor, pertaining to the Indebtedness, except the defense of discharge by payment. Without limiting the generality of the foregoing, the Guarantor will not assert, plead or enforce against the Lender any defense of waiver, release, discharge in bankruptcy, statute of limitations, res judicata, statute of frauds, anti-deficiency statute, fraud, incapacity, minority, usury, illegality or unenforceability which may be available against the Lender to Borrower or any other person liable for the Indebtedness, or any setoff available against the Lender to Borrower or any such other person, whether or not on account of a related transaction; provided, however, that nothing in this sentence shall limit or impair the protections and assurances provided to Guarantor by Section 15 hereof. Except as limited by Section 15 hereof, the Guarantor expressly agrees that the Guarantor is liable for any deficiency remaining after foreclosure of any mortgage or security interest securing the Indebtedness, whether or not the liability of Borrower or any other obligor for such deficiency is discharged pursuant to statute or judicial decision.

10. The Guarantor waives presentment, and protest of any instrument evidencing the Indebtedness.

11. If any payment applied by the Lender to the Indebtedness is thereafter set aside, recovered, rescinded or required to be returned for any reason (including, without limitation, the bankruptcy, insolvency or reorganization of Borrower or any other obligor), the Indebtedness to which such payment was applied will for the purposes of this guaranty be deemed to have

continued in existence, notwithstanding such application, and this guaranty will be enforceable as to such Indebtedness as fully as if such application had never been made.

12. The liability of the Guarantor under this guaranty is in addition to and cumulative with all other liabilities of the Guarantor to the Lender as guarantor or otherwise, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

13. This guaranty will become effective upon delivery and acceptance by the Lender. This guaranty is binding upon the Guarantor and the Guarantor's successors and assigns. This guaranty inures to the benefit of, and is enforceable by, the Lender and the Lender's participants, successors and assigns. Any invalidity or unenforceability of any provision or application of this guaranty will not affect other lawful provisions and application thereof, and to this end the provisions of this guaranty are declared to be severable. The rights granted to Lender by this guaranty may not be waived, modified, amended, terminated, released or otherwise changed except by a writing signed by the Lender. This guaranty will be governed by the laws of the state of Minnesota.

14. On or before May 1 of each year, at such other times as Lender reasonably requests (but no more often than 3 time per calendar year unless there is a default in the terms of the Indebtedness), the Guarantor shall provide Lender with a personal financial statement. The personal financial statement must be on such forms and must contain such certifications as Lender requires. In addition, within ten (10) days of the applicable filing deadline (including any valid extension thereof), the Guarantor shall also provide Lender with a copy of the Guarantor's federal income tax return for the immediately preceding calendar year, including all schedules, attachments and amendments thereto.

15. NOTWITHSTANDING ANYTHING IN THIS GUARANTY TO THE CONTRARY, the following provision shall apply to and bind the Lender:

(i) In the event of a Default under the terms of the Indebtedness, Lender agrees to provide the Guarantor written notice of such default. Guarantor shall not be obligated to reimburse the Lender for any attorney fees or costs of collection in excess of $2,500.00 incurred by the Lender by reason of such default if the Guarantor pays the entire balance of the Indebtedness within 10 days of receipt of such notice. If the Guarantor elects not to pay the Indebtedness within such 10-day period, Guarantor shall be obligated to reimburse the Lender for all reasonable cost of collection and attorney fees incurred by the Lender in connection with the collection of the Indebtedness (as reduced by amounts actually received from the Borrower).

(ii) If the Guarantor does not pay the Indebtedness within the 10 day period set forth in subsection (i) of this Section 15, then Lender shall use any reasonable collection methods against the Borrower, any collateral pledged to the loan by the Borrower, any other guarantors, and any collateral pledged to the Indebtedness by

such other guarantors before seeking to collect the Indebtedness from the Guarantor, unless the Lender is prohibited from doing so by (A) the terms of any debt subordination agreement or other document or instrument executed by Lender in connection with the Indebtedness existing as of the date of this guaranty, (B) the provisions of any law relating to bankruptcy or insolvency, or (C) the terms of any other laws.

(iii) Lender shall not bring a lawsuit against the Guarantor for the purpose of enforcing this Guaranty without first suing the Borrower and any other guarantors or without also naming the Borrower and any other guarantors as parties to the lawsuit. This paragraph (ii) shall not apply if Lender is prohibited from bringing a lawsuit against the Borrower and any other guarantors by (A) the terms of any debt subordination agreement or other document or instrument executed by Lender in connection with the Indebtedness existing as of the date of this guaranty, or (B) the provisions of any law relating to bankruptcy or insolvency.

(iv) Lender shall not voluntarily agree to (A) an increase in the maximum principal balance of the Indebtedness, (B) an increase in the rate at which interest accrues on the Indebtedness, (C) any other agreement the results of which increase the liability of the Guarantor hereunder or (D) any modification of the contractual terms applicable to the Indebtedness without the prior written consent of the Guarantor. Lender and Guarantor understand that this provision does not apply to any increase in the interest rate that occurs pursuant to the terms of the Note (as originally drafted) - for example, activation of a default rate of interest upon the occurrence of any event of default. A violation of the terms of this subsection (iv), however, shall not eliminate all of Guarantor's obligations hereunder, but Guarantor shall not be responsible for repayment of any portion of the Indebtedness attributable or related to the unapproved increase in principal, unapproved rate increase, or other relevant change.

(v) In the event of a default under the terms of the Indebtedness, Lender shall provide Guarantor written notice before voluntarily granting a covenant not to sue or otherwise waiving any collection rights it has against the Borrower and other guarantors of the Indebtedness. If Guarantor desires to prevent such covenant not to sue or waiver, Guarantor shall, within ten (10) days of notice, pay all of the Indebtedness in full (at which point Guarantor shall have the ability to exercise any rights of contribution or indemnity it may have against the Borrower and other guarantors). If Guarantor fails to pay the Indebtedness in full within such ten (10) day period, Lender can grant such covenants not to sue and waivers without affecting the Guarantor's liability hereunder.

(vi) In the event of the death of the Guarantor, Lender shall have the right to file a claim in the Guarantor's estate and such right shall not be limited in any way by the provisions of this Section 15.

(vii) Guarantor understands that the following is a default under Revolving Credit Loan Agreement executed in connection with the Indebtedness:

"Guarantor Jeffrey E. Eberwein shall fail to maintain, at any time during the term of the Revolving Note, unencumbered liquid assets with a value equal to or greater than $1,000,000.00. For the purpose of this provision, "liquid assets" shall include U.S. dollar denominated savings or deposit accounts, money market accounts, certificates of deposits, state and federal notes, bills and bonds, and readily saleable stocks (i.e. stocks listed and readily available for purchase and sale on a national (U.S.) stock exchange). Notwithstanding the foregoing, it is agreed that liquid assets shall not include the value of any of the stock of Parent owned by Jeffrey E. Eberwein. The Borrowers must make sure that Jeffrey E. Eberwein produces such proof of liquid assets as the Bank may request from time to time."

In the event of a default pursuant to the above-provision, or in the event the Guarantor shall fail to provide the financial reporting required by Section 14 of this Guaranty, then the provisions of Section 14 (i) to (v) of this Guaranty shall cease to be effective to limit or restrict any rights of the Lender under this Guaranty. Lender hereby agrees that proof of liquid assets required by the above-quoted passage must be delivered within 15 days of the Lender's request and that the Lender will not request such proof more than four (4) times per year unless a default has occurred and is continuing under the terms of the Indebtedness.

16. **THE GUARANTOR ALSO WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION BASED ON OR RELATING TO THIS GUARANTY.**

IN WITNESS WHEREOF, the Guarantor has executed this guaranty on this 30 day of June 2017.

Jeffrey E. Eberwein

Subscribed and sworn before me
this 30 day of June 2017.

Notary Public

HANNAH MARIE BIBLE
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 6/30/2019

The provisions hereof are agreed to by Premier Bank as of the date hereof.

Premier Bank, a Minnesota corporation

By: ______________________

Its: Pres

Subscribed and sworn before me
this 30th day of June 2017.

____
Notary Public

DENISE R. KIRCHNER
NOTARY PUBLIC
MINNESOTA
MY COMMISSION EXPIRES JAN. 31, 2020